SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 9)

                              Tab Products Co.
                              (Name of Issuer)

                  Common Stock, $0.01 par value per share
                       (Title of Class of Securities)

                                873197 10 7
                               (CUSIP Number)

                          Daniel E. Stoller, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             September 17, 2001
          (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Phillip Ean Cohen
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF    (a) [X]
           A GROUP*                                   (b) [  ]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*
           WC, BK - See Item 3
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  [   ]
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
           Australia
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
         NUMBER OF              339,000
          SHARES            ----------------------------------------------------
       BENEFICIALLY     8   SHARED VOTING POWER
         OWNED BY               -0-
           EACH             ----------------------------------------------------
         REPORTING      9    SOLE DISPOSITIVE POWER
        PERSON WITH            339,000
                            ----------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON
             339,000 - See Item 5
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
             (11) EXCLUDES CERTAIN SHARES*                               [   ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.5%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




-------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Hamilton Sorter Co., Inc.  31-0722233
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF    (a) [X]
           A GROUP*                                   (b) [  ]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*
           WC, BK - See Item 3
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  [   ]
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
           Ohio
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
         NUMBER OF            339,000
          SHARES            ----------------------------------------------------
       BENEFICIALLY     8   SHARED VOTING POWER
         OWNED BY              -0-
           EACH             ----------------------------------------------------
         REPORTING      9    SOLE DISPOSITIVE POWER
        PERSON WITH           339,000
                            ----------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                              -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON
            339,000 - See Item 5
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
             (11) EXCLUDES CERTAIN SHARES*      [   ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.5%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
            CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           HS Morgan Corporation  13-3526420
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF    (a) [X]
           A GROUP*                                   (b) [  ]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*
           WC, BK - See Item 3
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [   ]
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
         NUMBER OF            339,000
          SHARES            ----------------------------------------------------
       BENEFICIALLY     8   SHARED VOTING POWER
         OWNED BY             -0-
           EACH             ----------------------------------------------------
         REPORTING      9    SOLE DISPOSITIVE POWER
        PERSON WITH           339,000
                            ----------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON
            339,000 - See Item 5
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
             (11) EXCLUDES CERTAIN SHARES*                          [   ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.5%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
            CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!





--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           HS Morgan Limited Partnership 13-3526423
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF    (a) [X]
           A GROUP*                                   (b) [  ]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*
          WC, BK - See Item 3
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  [   ]
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
         NUMBER OF            339,000
          SHARES            ----------------------------------------------
       BENEFICIALLY     8   SHARED VOTING POWER
         OWNED BY              -0-
           EACH             ----------------------------------------------
         REPORTING      9    SOLE DISPOSITIVE POWER
        PERSON WITH           339,000
                            ----------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON
            339,000 - See Item 5
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
             (11) EXCLUDES CERTAIN SHARES*                                 [   ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.5%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
            PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!





--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Thaddeus S. Jaroszewicz
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF    (a) [X]
           A GROUP*                                   (b) [  ]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*
           PF
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  [   ]
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
           USA
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
         NUMBER OF            100
          SHARES            ----------------------------------------------------
       BENEFICIALLY     8   SHARED VOTING POWER
         OWNED BY             -0-
           EACH             ----------------------------------------------------
         REPORTING      9    SOLE DISPOSITIVE POWER
        PERSON WITH           100
                            ----------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                              -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON
           100 - See Item 5
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
             (11) EXCLUDES CERTAIN SHARES*                             [   ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Less than 0.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Watkins C. Johnston
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF    (a) [X]
           A GROUP*                                   (b) [  ]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*
           PF
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  [   ]
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
           USA
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
         NUMBER OF            1,000
          SHARES            ----------------------------------------------------
       BENEFICIALLY     8   SHARED VOTING POWER
         OWNED BY             -0-
           EACH             ----------------------------------------------------
         REPORTING      9    SOLE DISPOSITIVE POWER
        PERSON WITH           1,000
                            ----------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                              -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON
           1,000 - See Item 5
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
             (11) EXCLUDES CERTAIN SHARES*                            [   ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Less than 0.1%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Mark J. Dessy
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF    (a) [X]
           A GROUP*                                   (b) [  ]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*
           PF
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  [   ]
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
           USA
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
         NUMBER OF            5,000
          SHARES            ----------------------------------------------------
       BENEFICIALLY     8   SHARED VOTING POWER
         OWNED BY              -0-
           EACH             ----------------------------------------------------
         REPORTING      9    SOLE DISPOSITIVE POWER
        PERSON WITH           5,000
                            ----------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON
           5,000 - See Item 5
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
             (11) EXCLUDES CERTAIN SHARES*                              [   ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.1%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



         This Amendment No. 9 to Schedule 13D amends Items 2, 3, 4, 5 and 7 of the Schedule 13D filed on February 8, 2001, as thereafter amended, by Phillip Ean Cohen ("Mr. Cohen"), Hamilton Sorter Co., Inc., an Ohio corporation ("Hamilton Sorter"), HS Morgan Limited Partnership, a Delaware limited partnership ("HSMLP"), Thaddeus S. Jaroszewicz ("Mr. Jaroszewicz"), HS Morgan Corporation, a Delaware corporation ("HS Morgan"), and Watkins C. Johnston ("Mr. Johnston") (collectively, the "Filers"). This Amendment No. 9, among other things, adds an additional Filer, Mark J. Dessy ("Mr. Dessy"). This filing relates to the Common Stock, $0.01 par value ("Common Stock") of Tab Products Co., a Delaware corporation (the "Corporation").

Item 2.           Identity and Background

         Effective with this Amendment No. 9 to Schedule 13D, Mr. Dessy, who is one of Mr. Jaroszewicz's five nominees to stand for election to the Corporation's Board of Directors, is a Filer. Certain information concerning Mr. Dessy is set forth below.

         a.       Mark J. Dessy

         b.       15100 S. Figueroa Street, Gardena, California 90248.

         c. Mr. Dessy is the Chief Executive Officer of New Maverick Desk, Inc., the principal business address of which is 15100 S. Figueroa Street, Gardena, California 90248.

         d. Mr. Dessy, during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         e. Mr. Dessy, during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Johnston being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f.       Citizen of USA.

Item 3.           Source and Amount of Funds or Other Consideration.

          The source of the $20,500 used for the purchase by Mr. Dessy of the 5,000 shares of Common Stock described herein was the personal funds of Mr. Dessy.

Item 4.           Purpose of Transaction.

         In light of economic and market conditions and other relevant factors, and notwithstanding the fact that HS Morgan's acquisition proposal remains in effect, the Filers may sell some or all of the shares of Common Stock presently held, either before or after the Corporation's 2001 Annual Meeting of Stockholders, in privately negotiated or market transactions. The Filers also retain the prerogative to purchase additional shares, or to retain the shares presently held, in each case depending on economic and market conditions and other relevant factors. The Filers also reserve their rights to pursue other alternatives and retain their rights to change their plans at any time.

Item 5.           Interest in Securities of the Issuer.

         On September 17, 2001, Mr. Dessy purchased 5,000 shares of Common Stock in the open market at $4.10 per share.

Item 7.           Material to be filed as Exhibits.

         1.       Power of Attorney and Joint Filing Agreement of Mark J. Dessy


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2001

                                    -----------------------------------
                                    *Phillip Ean Cohen

                                       /s/  Thaddeus S. Jaroszewicz
                                    -----------------------------------
                                    Thaddeus S. Jaroszewicz

                                    -----------------------------------
                                    *Watkins C. Johnston

                                    -----------------------------------
                                    *Mark J. Dessy

                                    HAMILTON SORTER CO., INC.,
                                    an Ohio corporation

                                    By:    /s/  Thaddeus S. Jaroszewicz
                                       --------------------------------
                                    Title:    Chief Executive Officer

                                    HS MORGAN LIMITED PARTNERSHIP, a
                                    Delaware limited partnership.

                                    By:  HS MORGAN CORP., the General Partner

                                    By:    /s/Thaddeus S. Jaroszewicz
                                       --------------------------------
                                    Title:    President

                                    HS MORGAN CORP.
                                    a Delaware corporation

                                    By:    /s/Thaddeus S. Jaroszewicz
                                       --------------------------------
                                    Title:    President

                                    *By:    /s/Thaddeus S. Jaroszewicz
                                        -------------------------------
                                               Thaddeus S. Jaroszewicz
                                               Attorney-in-Fact




                                                                  EXHIBIT 1

                POWER OF ATTORNEY AND JOINT FILING AGREEMENT

         I, MARK J. DESSY, do hereby appoint EDWARD E. STEINER and THADDEUS S. JAROSZEWICZ, or either of them, as my true and lawful attorney-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me with respect to the common stock of Tab Products Co. pursuant to Section 13(d) of the Securities Exchange Act of 1934.

         I also agree that, as required by Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, that any filings or amendments thereto made by me pursuant to Section 13(d) of the Securities Exchange Act of 1934 with respect to the common stock of Tab Products Co. shall also be filed on behalf of Hamilton Sorter Co., Inc., an Ohio corporation, HS Morgan Limited Partnership, a Delaware limited partnership, HS Morgan Corporation, a Delaware corporation, Thaddeus S. Jaroszewicz, Phillip Ean Cohen and Watkins C Johnston.

        IN WITNESS WHEREOF, I have hereunto set my hand this 18th day of September, 2001.

                                    /s/ Mark J. Dessy
                                    -----------------------
                                    Mark J. Dessy